EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) dated as of January 1, 2021 (the “Effective Date”) is made by and between Solar Intermodal Corp., (the “Employer”) and Robert R. Anderson, Jr., (the “Employee”). The Employer and the Employee may be referred to individually as a “Party” or collectively as the “Parties.”

RECITALS

WHEREAS, the Employer is engaged in the business of renewable energy and technology related business; and

WHEREAS, the Employer desires to employ the Employee, and the Employee wishes to enter into such employment, on the terms and conditions set forth in this Agreement; and

WHEREAS, each Party is duly authorized and capable of entering into this Agreement; and

NOW, THEREFORE, in consideration of the mutual acts and promises, covenants, agreements, representations, and warranties hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	EMPLOYMENT.

The Employer hereby employs, engages, and hires the Employee on a full-time basis, and the Employee hereby accepts this employment subject to the terms and conditions of this Agreement. The Employee agrees and understands that he is an employee “at will,” and nothing herein shall be interpreted to mean that the Employee is anything other than an employee at will. The Employee’s employment may be terminated by either Party at any time pursuant to Section 10 hereof or by the Employer pursuant to Section 12.

2.	TERM.

The term of this Agreement shall begin on January 1, 2021 and continue until terminated by either Party in accordance with the provisions of Section 10 of this Agreement, by the Employer pursuant to Section 12 or by law. The period during which the Employee is employed pursuant to this Agreement shall be referred to as the “Employment Period.” The Employment Period shall commence on the date that the Employer receives the minimum capital raise amount to release escrow from sale of common shares.

3.            COMPENSATION.

Subject to the terms and conditions of this Agreement, the Employee shall be compensated for his services as follows:

(a)	Base Salary. The Employer shall pay the Employee an annual base salary of $289,000 (the “Salary”), payable in equal $11,115.38 bi-monthly installments at the end of each such period during the Employment Period. The Salary may be subject to such increases from time to time as may be determined by the Board of Directors of the Employer.

(b)	Non-Salary Benefits. The Employee shall be entitled to the following additional benefits: Standard Medical and Dental Coverage and a travel expense account.

(c)	Vacation. During the Employment Period, the Employee shall be entitled to 22 days of paid vacation each year. Up to 7 days of unused vacation may be carried over for one year.

(d)	Performance Bonus. The Employee shall be entitled to participate in an annual cash bonus program based on performance and calculated as a percentage of net profits based upon the following schedule: Year 1 at 1%, Year 2 at 2%, Year 3 at 4% and Year 5 thereafter at 5%. “Net profits” shall be determined based upon the Company’s financial statements prepared in accordance with generally accepted accounting principles (GAAP).

(e)	Other Benefits. The Employee shall be entitled to such other benefits as may be customarily granted by the Employer to employees of similar rank and position, inclusive of a 401k plan or other suitable retirement benefit plan.

(f)	Withholding. All sums payable to the Employee under this Agreement shall be reduced by all federal, state, local, and other withholdings and similar taxes and payments required by applicable law.

(g)	Milestone Bonuses. The Employee shall be entitled to certain annual milestone bonuses in a form of cash pari-pasu, based on critical company achieved goals, specifically:

i.	$100,000 cash bonus upon completion of $50 million equity capital raise
ii.	$1 million cash bonus upon achieving gross income of $100 million
iii.	$2.5 million cash bonus upon achieving gross income of $250 million
iv.	$5.0 million cash bonus upon achieving gross income of $500 million

4.	RESPONSIBILITIES AND DUTIES.

The Employee’s responsibilities shall include (but shall not be limited to) the following:

The Employee shall serve as the Chairman and Chief Executive Officer of Solar Intermodal Corp. for a period no less than 5 years, unless mutually agreed to a change in term by the Board of Directors.

The role of Chairman and CEO is to assemble an executive team to serve as Board of Directors, participate in the primary capital raise to facilitate the construction of working prototypes of the various products of the company (the “Products”), and to develop a production facility or facilities to manufacture said Products. The Employee shall also serve as the visionary of Solar Intermodal Corp., through continuous invention, product development, research, market creation, and patent procurement of intellectual property to the Products.

From time to time, the Employer may revise the nature of the Employee’s Services. The Employee will promptly and faithfully comply with all reasonable instructions, directions, requests, rules, and regulations made or issued by the Employer, and the Employee will perform the Services conscientiously and in a timely manner in and to the best of the Employee’s abilities at all times, when and wherever required or desired by the Employer and pursuant to the express and implicit terms of this Agreement, to the reasonable satisfaction of the Employer. Such duties shall be rendered at a to be determined branch office and at such other place or places as the Employer shall in good faith require or as the interest, needs, business, or opportunity of the Employer shall require.

5.	working Amenities.

The Employee shall have access to all facilities and services suitable to his position and appropriate for the performance of his duties.

6.	expenses.

The Employer shall reimburse the Employee for all business expenses actually and properly incurred by the Employee in connection with his duties under this Agreement in accordance with the Employer’s normal policies. The reimbursement of such expenses shall be subject to the Employee’s provision to the Employer of receipts, statements, and vouchers to the Employer’s satisfaction.

7.	CoNFIDENTIALITY.

During and after the Employment Period, except as permitted by the Employer or required by law, the Employee shall not divulge or appropriate to his own use or to the use of others any secret or confidential information or knowledge pertaining to or otherwise affecting the Employer’s business including but not limited to any of its customer lists, products, services, costs, profits, markets, sales, trade secrets, or other information not readily available to the public without regard to whether any of the above will be deemed confidential, material, or important. The Parties stipulate that, as between them, such matters are important, material, and confidential and affect the effective and successful conduct of the Employer’s business, and the Employer’s good will, and that any breach of the terms of this Section 8 shall be deemed a material breach of this Agreement.

8.	NON-SoliCITATION.

During the Employment Period and for a period of 2 years thereafter, the Employee shall not:

(a)	canvass or solicit the business of (or procure or assist in the canvassing or soliciting of) any client, customer, or employee of the Employer who is known to the Employee as a result of his association with the Employer during the Employment Period for the purposes of competing with the Employer;

(b)	accept (or procure or assist the acceptance of) any business from any client, customer, or employee of the Employer known to the Employee as a result of his association with the Employer during the Employment Period for the purposes of competing with the Employer; provided, however, that the Employer may consent to such competition in writing; or

(c)	otherwise contact, approach, or solicit (or procure or assist in the contacting, approaching, or soliciting of) any entity known to the Employee through his association with the Employer before the Effective Date in such a way as may cause detriment to the Employer.
9.	NON-coMPETITION.

At the end of the Employment Period, by expiration or termination, the Employee shall not directly or indirectly engage, own, manage, control, operate, be employed by, participate in, or be connected in any manner with the ownership, management, operation, or control of any business similar to the type of business conducted by the Employer for a period of 2 years. If the Employee actually breaches or threatens to breach the terms of this Section 10, the Employer shall be entitled to a preliminary restraining order and injunction restraining the Employee from violating its provisions. Nothing in this Agreement shall be construed to prohibit the Employer from pursuing any other available remedies for such breach or threatened breach, including the recovery of damages from the Employee.

10.	termination.

Either Party may, at any time, with or without cause, terminate this Agreement by giving 90 days’ written notice to the other Party. If requested by the Employer, the Employee shall continue to render his services pursuant to this Agreement during such notice period and shall be paid his regular compensation until the last day of the Employee’s employment (the “Termination Date”). In the event of termination by the Company without cause, then on the Termination Date, the Employee shall be paid a severance allowance of one year’s salary plus health insurance continuation; provided, however, that any amounts outstanding or owed by the Employee to the Employer may be deducted or withheld from this severance allowance.

In the event that Employee materially breaches this Agreement or engages in criminal acts, such as embezzlement, fraud, or is convicted of any felony involving moral turpitude, then the Company may terminate this Agreement immediately and Employee shall not be entitled to any further benefits.

11.	RETURN OF PROPERTY.

At the end of the Employment Period or at any time on the Employer’s request, the Employee agrees to return to the Employer, retaining no copies or notes, all documents relating to the Employer’s business including, but not limited to, reports, abstracts, lists, correspondence, information, computer files, computer disks, and all other materials and all copies of such material, obtained by the Employee during his employment with the Employer.

12.	disability.

If an Employee is unable to perform his duties under this Agreement for a period of more than 8 consecutive weeks by reason of his illness or incapacity, the Salary thereafter payable to him during the continued period of such illness or incapacity shall be reduced by 40 percent (40%). The Employee shall be entitled to his full Salary only when he returns to full employment. Notwithstanding the foregoing, the Employer may terminate this Agreement if the Employee has been absent from his employment for a continuous period of more than 3 months, and all obligations of the Employer under this Agreement shall end on that date.

13.	FURTHER ASSURANCES.

Each Party hereto shall cooperate and take such further action as may be reasonably requested by the other Party in order to carry out the terms and purposes of this Agreement and any other transactions contemplated herein.

14.	notice.

Any notice or other communication provided for herein or given hereunder to a Party hereto shall be in writing and shall be given in person, by overnight courier, or by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective Party at the following address:

If to the Employer:

Solar Intermodal Corporation

101 Eisenhower Parkway

Suite 303

Roseland NJ, 07068

If to the Employee:

Robert R. Anderson, Jr.

196 Meadowbrook Ave.

Wanaque NJ, 07465

15.	SUccessors and assigns.

This Agreement shall apply to all work performed by the Employee for the Employer, including any of its past, present, or future affiliates or subsidiaries, and shall be binding on the Employer’s assigns, executors, administrators, and other legal representatives. This Agreement shall inure to the benefit of the Employer’s successors and assigns. The Employee acknowledges that his services are distinctive and personal, and that he therefore may not assign his rights or delegate his duties or obligations under this Agreement.

16.	NO IMPLIED WAIVER.

The failure of either Party to insist on strict performance of any covenant or obligation under this Agreement, regardless of the length of time for which such failure continues, shall not be deemed a waiver of such Party’s right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation under this Agreement shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation.

17.	GOVERNING LAW.

This Agreement shall be governed by the laws of the state of New Jersey. If litigation results from or arises out of this Agreement or the performance thereof, the Parties agree to reimburse the prevailing Party’s reasonable attorneys’ fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing Party may be entitled.

18.	COUNTERPARTS/ELECTRONIC SIGNATURES.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. For purposes of this Agreement, use of a facsimile, e-mail, or other electronic medium shall have the same force and effect as an original signature.

19.	SEVERABILITY.

(a)	Whenever possible, each provision of this Agreement, will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed, and enforced in such jurisdiction as if such invalid, illegal, or unenforceable provisions had never been contained herein.

(b)	If the restrictions against solicitation in Section 9 or against competition contained in Section 10 of this Agreement shall be determined by a court of competent jurisdiction to be unenforceable because they extend for too long a period of time or over too great a geographical area, or because they are too expansive in any other respect, Sections 9 and 10 shall be interpreted to extend only over the maximum period of time for which they may be enforceable and over the maximum geographical areas as to which they may be enforceable, and to the maximum extent in all other respects as to which they may be enforceable, all as determined by such court in such action.

20.	ENTIRE AGREEMENT.

This Agreement constitutes the final, complete, and exclusive statement of the understanding of the Parties with respect to the subject matter hereof, and supersedes any and all other prior understandings, both written and oral, between the Parties. It may not be changed orally but only by an agreement in writing signed by the Party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

21.	HEADINGS.

Headings in this Agreement are for convenience only and shall not be used to construe meaning or intent.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

EMPLOYER	Solar Intermodal Corp. By: Name: Chief Executive Officer
Employee	Robert R. Anderson, Jr. By: Name: Robert R. Anderson, Jr.